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                              November 27, 2020

       James Pekarek
       Executive Vice President and Chief Financial Officer
       Agiliti, Inc.
       6625 West 78th Street, Suite 300
       Minneapolis, MN 55439

                                                        Re: Agiliti, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
19, 2020
                                                            CIK No. 0001749704

       Dear Mr. Pekarek:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form S-1 DRS submitted October 30, 2020

       Prospectus Summary, page 1

   1. Please revise to disclose the total amount of your current indebtedness and the risks related to such
indebtedness, as well as the amount of the offering proceeds that will go to repayment of the
indebtedness. Please specifically discuss the borrowings under your
                                                        Second Term Loan and
the amount of the dividend that you paid from the borrowings, including the business
purpose for this dividend.
 James Pekarek
FirstName
Agiliti, Inc.LastNameJames Pekarek
Comapany 27,
November     NameAgiliti,
                 2020     Inc.
November
Page 2       27, 2020 Page 2
FirstName LastName
2. Please provide support for your statement that Agiliti is an essential service provider to the U.S. healthcare industry and that you have an "unmatched" operating footprint, or, in the alternative, please disclose that this is your belief. Please also disclose the basis for your position as the "leading experts" in servicing reusable medical devices (ex:
         revenues).
3. We note your reference to "The Joint Commission" in the graphic on page six. Please explain what this is and its relevance in the graphic and to your business in general.
4. Please disclose the percentage of revenue contributed by each of your three primary service lines, as well as the number of customers in each service line. Please also discuss, in an appropriate place in your prospectus, the general type of contracts entered into by customers in such service lines, including material terms such as pricing terms, renewal, term and termination provisions.
5. You note that you have demonstrated an ability to grow revenue 5-6x with existing customers, and you have a high customer retention rate and high customer satisfaction ratings. Please disclose the average revenue growth rate for your existing customers, as well as your average customer retention rate and customer satisfaction ratings.
Risks Associated with Our Business, page 11

6. Please balance your Summary by providing enhanced discussion of the material risks to your business and this offering. In this regard, balance the description of your value proposition, competitive strengths and growth strategies with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plan.
A substantial portion of our revenues come from customers..., page 20

7. We note that 55% of your total revenue is derived from customers that purchase through a
         GPO which contracts with you on behalf of its members. Please indicate whether you contract directly with a particular GPO, and, if so, please discuss the material terms of the agreement in an appropriate place in your registration statement and file the agreement with the GPO as an exhibit to the registration statement, or, in the alternative, please tell us why you are not required to do so.

Our relationships with healthcare facilities...
Our contracts with the federal government..., page 27

8. You state in your prospectus that you are a provider of choice for the federal government.
         However, we note your risk factor on page 27 states that you have a very small number of direct contracts with the federal government. So that investors have a greater understanding of your relationship and dependence upon the federal government, please disclose the percentage of revenues that are from federal government contracts in the past
 James Pekarek
FirstName
Agiliti, Inc.LastNameJames Pekarek
Comapany 27,
November     NameAgiliti,
                 2020     Inc.
November
Page 3       27, 2020 Page 3
FirstName LastName
         three fiscal years. Please also file your HHS agreement as an exhibit to the registration statement, or tell us why you believe you are not required to do so. Use of Proceeds, page 41

9. We note that you intend to use a portion of the proceeds of this offering to repay certain indebtedness. If the indebtedness to be discharged was incurred within one year, you will also need to describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital per instruction 4 of Item 504 of Regulation SK.
         Please advise or revise your disclosure as appropriate. Capitalization, page 43

10. It appears that the amount for total capitalization presented on your table does not include the amount for total debt. Please make any necessary corrections.
11. We note that you intend to provide your capitalization on a pro forma basis that gives effect to the issuance of shares of common stock in this offering and the intended use of the net proceeds to repay debt. We further note that you have not provided any pro forma income (loss) and related per share information regarding the assumed paydown of debt.
         Please tell us if you intend to include pro forma income statement information for the assumed debt paydown with equity proceeds, to the extent material, in selected consolidated financial data. We may have further comment. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, page 50

12. We note your discussion of the steps you have taken in response to Covid-19 with regard to your liquidity, including "the recent steps we have taken to strengthen our balance sheet." Please enhance your disclosure to discuss the recent steps you have taken to strengthen your balance sheet.
Management's Discussion and Analysis
Principles of Consolidation, page 50

13. Your disclosure in the second paragraph under this heading is particularly opaque in ascertaining whether there are parts of your business that may constitute operating segments. Please tell us in greater detail, and revise to make more clear, the factors used to identify your reportable segment. Please refer to ASC 280-10-50-21. As part of your response, tell us how you identified operating segments, if more than one, based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of such operating segments. If multiple operating segments were identified, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 as well as the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segment to the extent you aggregated operating segments into one reporting segment. Please be detailed in your response.
 James Pekarek
FirstName
Agiliti, Inc.LastNameJames Pekarek
Comapany 27,
November     NameAgiliti,
                 2020     Inc.
November
Page 4       27, 2020 Page 4
FirstName LastName
14. Please disclose in greater detail your go-to-market strategy in regards to the introduction
         and validation of your Equipment Value Management (   EVM   ) solution
strategy noted on
         page 50.
Critical Accounting Policies and Estimates
Recoverability and Valuation of Long-Lived Assets Including Goodwill and Indefinite Lived
Intangible Assets, page 51

15. Please provide additional disclosure to allow a reader to assess the probability of future goodwill impairment charges. For example, please disclose whether and when you performed a quantitative impairment test and the results of that analysis.. If your reporting unit is at risk of failing step 0 or step 1, you should disclose:

                the extent of "headroom" your quantitative analysis portends; a more detailed description of the methods and key assumptions used to evaluate
              goodwill and how the key assumptions were determined;
                a discussion of the degree of uncertainty associated with the assumptions; and
                a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of
         known uncertainties, and Section V of the Commission   s Guidance
Regarding
         Management   s Discussion and Analysis of Financial Condition and
Results of Operations,
         SEC Release No. 34- 48960, issued December 19, 2003 and available on our website at
         www.sec.gov.
Adjusted EBITDA, page 58

16. We note that you exclude management fees and other non-recurring expenses from the calculation of Adjusted EBITDA. Tell us what types of costs are included in this adjustment and why they have been characterized as non-recurring in nature, considering that they have been incurred in all years presented. Also tell us why management excludes these costs from the calculation of Adjusted EBITDA and if, after the offering, the company will incur internal costs to replace services received through the management arrangement. We may have further comment.
Intellectual Property, page 78

17. We note your discussion of your intellectual property and that you have filed for trademarks and patents. We also note your discussion of your propriety software.
         Please expand your discussion to include the means by which you protect your propriety software.
Medical Equipment Fleet, page 78

18. Please tell us whether you are substantially dependent on any of your principal suppliers.
 James Pekarek
Agiliti, Inc.
November 27, 2020
Page 5
         If so, please disclose the principal suppliers and the material terms of your contracts with such suppliers, and file the contracts as exhibits to the registration statement. Please refer to Item 601(b)(10) of Regulation S-K.
Compensation Discussion and Analysis , page 90

19. We note that in setting executive compensation you reference "peer companies." Please tell us whether you engaged in benchmarking to base, justify or provide a framework for compensation decisions. If so, please revise your disclosure to identify the benchmark and the peer companies used in benchmarking. See Item 402(b)(2)(xiv) of Regulation S-K and
         Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations.
20. We note that the payout amount for the annual cash incentive program is determined based on a formula determined by the Compensation, Nominating and Governance
         Committee. Please disclose the formula used by the Committee to determine the actual payout amount, including how it weighed each of the performance targets in determining such payout.
Advisory Services Agreement, page 117

21. Your disclosure on page 117 indicates that in the event the advisory services agreement is terminated in connection with an initial public offering the adviser is entitled to, in addition to the fees under clauses (i) and (ii), an amount equal to the net present value of the higher periodic fee that would have been payable from the date of the closing of this offering until the scheduled termination date of the Advisory Services Agreement. Please revise to disclose the amount of any such payment and the related expense you will be required to recognize in connection with the planned initial public offering of common shares.
22. We note that you do not define management fees anywhere in the registration statement.
         Please tell us if these expenses are the same as those in the above description of the
         Advisory Services Agreement. If you choose to use this term, please ensure it is described somewhere in the registration statement.
Financial Statements, page F-1

23. Please provide updated financial statements in your next amendment in accordance with
         Rule 3-12 of Regulation S-X.
Notes to Consolidated Financial Statements
Note 13. Limited Liability Companies, page F-59
FirstName LastNameJames Pekarek
24. Please disclose on the face of the balance sheets the assets that can be used only to settle
Comapany   NameAgiliti,
       obligations        Inc.
                   of the consolidated VIE and the liabilities for which creditors do not have recourse
November        to thePage
           27, 2020    general
                           5 credit of the company. Refer to ASC 810-10-45-25.
FirstName LastName
 James Pekarek
FirstName
Agiliti, Inc.LastNameJames Pekarek
Comapany 27,
November     NameAgiliti,
                 2020     Inc.
November
Page 6       27, 2020 Page 6
FirstName LastName
General

25. Please revise throughout so that your images and the text included with such images are readable.
       You may contact Patrick Kuhn at 202-551-3308 or Jim Allegretto at 202-551-3849 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services